FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2006

CDG Investments Inc.

(Translation of registrant's name into English)

#500, 926 - 5th Ave. S.W.

Calgary, Alberta T2P 0N7

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X       Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes             No     X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CDG Investments Inc.

(Registrant)

Date June 2, 2006

“Barbara O’Neill”

Barbara O'Neill, Secretary

Yes             No     X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

CDG INVESTMENTS INC.
BALANCE SHEETS
(Unaudited - prepared by management)
			March 31,	September 30,
			2006	2005

		ASSETS

CURRENT
Cash and cash equivalents			$3,977,247	$3,704,632
Accounts receivable			8,446	7,426
Due from related parties Note 4			22,960	43,321
Prepaids and deposits			51,337	54,853
			4,059,990	3,810,232
INVESTMENTS, at fair value Note 2			14,325,037	-
INVESTMENTS, at equity value Note 2			-	3,340,634
INVESTMENTS, at cost Note 2			-	69,030
			$18,385,027	$7,219,896

		LIABILITIES

CURRENT
Accounts payable and accrued liabilities			$309,116	$309,238
Due to related parties Note 4			8,746	3,085
			317,862	312,323

	SHAREHOLDERS' EQUITY

CAPITAL STOCK Note 3
Authorized
Unlimited number of shares without nominal or par value
Issued
40,434,855 common shares (Sept. 30, 2005 - 34,753,172)			43,958,676	43,119,885

CONTRIBUTED SURPLUS Note 3			320,194	476,594
DEFICIT			(26,211,705)	(36,688,906)
			18,067,165	6,907,573
			$18,385,027	$7,219,896

Commitments Note 5

See accompanying notes to the financial statements.

Approved by the Board:

"Robert G. Ingram"	Director		"Gregory Smith"	Director

CDG INVESTMENTS INC.
STATEMENTS OF OPERATIONS AND DEFICIT
(Unaudited - prepared by management)

	Three months ended March 31,		Six months ended March 31,
REVENUE	2006	2005	2006	2005
Gain on disposal of investments	$26,853	$1,128,258	$112,735	$1,295,451
Change in unrealized appreciation of investments	(21,060)	-	11,326,116	-
Interest income	31,883	6,189	54,150	7,236
	37,676	1,134,447	11,493,001	1,302,687

EXPENSES AND OTHER
General and administrative Note 6	128,063	137,383	295,444	196,737
Debenture interest	-	-	-	12,308
Equity in loss of investees	-	175,143	26,800	396,546
	128,063	312,526	322,244	605,591

	(90,387)	821,921	11,170,757	697,096
OTHER INCOME
Gain on dilution of equity investments	-	488,508	-	570,806
NET EARNINGS (LOSS)	(90,387)	1,310,429	11,170,757	1,267,902
DEFICIT, beginning of period	(26,121,318)	(40,424,823)	(36,688,906)	(40,382,296)
Dividends Note 6	-	-	(693,556)	-
DEFICIT, end of period	$(26,211,705)	$(39,114,394)	$(26,211,705)	$(39,114,394)

EARNINGS PER SHARE
Basic	$0.00	$0.04	$0.29	$0.04
Diluted Note 7	$0.00	$0.03	$0.28	$0.04

WEIGHTED AVERAGE NUMBER
OF SHARES OUTSTANDING
Basic	40,434,855	34,655,180	39,215,500	31,910,181
Diluted Note 7	40,434,855	39,019,753	40,118,183	34,092,468

	See accompanying notes to the financial statements.

CDG INVESTMENTS INC.
STATEMENTS OF CASH FLOWS
(Unaudited - prepared by management)

	Three months ended March 31,		Six months ended March 31,
	2006	2005	2006	2005
Increase (decrease) in cash and
cash equivalents:

OPERATING ACTIVITIES
Interest income received	$31,884	$9,876	$54,150	$14,881
Debenture interest paid	-	-	-	(6,872)
Cash operating expenses	(205,299)	(52,413)	(267,046)	(93,355)
	(173,415)	(42,537)	(212,896)	(85,346)

INVESTING ACTIVITIES
Cash proceeds on sale of investments	64,604	1,453,299	207,471	1,785,654
Purchase of investments	-	(75,000)	-	(193,440)
	64,604	1,378,299	207,471	1,592,214
FINANCING ACTIVITIES
Options and warrants exercised	-	66,000	682,391	121,000
Cash portion of dividends	-	-	(404,351)	-
	-	66,000	278,040	121,000

INCREASE (DECREASE) IN CASH
AND CASH EQUIVALENTS	(108,811)	1,401,762	272,615	1,627,868

CASH AND CASH EQUIVALENTS:
Beginning of period	4,086,058	407,347	3,704,632	181,241

End of period	$3,977,247	$1,809,109	$3,977,247	$1,809,109

Supplemental information:
Income taxes and interest cash payments
The Company did not expend cash on income taxes during the periods ended March 31, 2006 and March 31, 2005.
Cash interest payments during the six months ended March 31, 2005, which related to debentures, is disclosed above.

Non-cash transactions
During the six months ended March 31, 2006 the Company distributed 5,204,329 of its shares in Manson Creek
Resources Ltd. and 7,286,300 of its shares in Northern Abitibi Mining Corp. to shareholders by way of a dividend.
The value assigned to this non-cash dividend equated to the carrying value of those shares on the distribution date of $289,205. (Note 6)

During the six months ended March 31, 2005 the debenture holders converted their debentures with a principal amount of $550,000 into 5,499,091 common shares of the Company for no cash consideration.

See accompanying notes to the financial statements

CDG INVESTMENTS INC.

NOTES TO THE INTERIM FINANCIAL STATEMENTS

March 31, 2006

(Unaudited – prepared by management)

1.

Basis of Presentation

These unaudited interim financial statements, which have not been reviewed by the Company’s auditors, should be read in conjunction with the audited financial statements for the year ended September 30, 2005 as not all disclosures required by Generally Accepted Accounting Principles for annual financial statements are presented. Certain information and note disclosure normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted.  The interim financial statements follow the same accounting policies and methods of computation as the audited financial statements for the year ended September 30, 2005 except as discussed below.

Effective November 30, 2005, the Company distributed significantly all of its investments in Northern Abitibi Mining Corp., (Northern Abitibi), and Manson Creek Resources Ltd., (Manson Creek), to Company shareholders by way of a dividend.  Immediately prior to the distribution, the Company had greater than a 20% interest in the voting shares of these companies and exercised significant influence over their operating decisions.  Effective November 30, 2005, the Company ceased to equity-account for these investments.  At September 30, 2005, the Company also had a 16% interest in the common shares of Tyler Resources Inc., (Tyler).  The interest was less than that generally considered indicative of significant influence.  However, as a result of the two companies sharing the same Chief Executive Officer, the Company was able to exercise significant influence over the operating decisions of Tyler.  Effective November 18, 2005, the Chief Executive Officer of the Company resigned as Chief Executive Officer of Tyler Resources Inc.  This severed the link of operational influence and consequently, effective November 18, 2005, the Company ceased to equity-account for this investment.

Concurrent with the Company relinquishing significant influence over Northern Abitibi, Manson Creek and Tyler, it ceased to be involved in the day-to-day management of these investees.  As a result, the Company became eligible to follow the method of accounting for investments by Investment Companies that is described in Accounting Guideline AcG-18.  In accordance with AcG-18, the Company has carried its investments at fair value as at the March 31, 2006 balance sheet date and the unrealized appreciation of these investments has been included in earnings for the three and six month periods then ended.

2.

Investments

Investments carried at fair value:

March 31, 2006
Investment	Number of Shares	Cost	Fair Value (Carrying Value)
Tyler Resources Inc.	14,146,952	$ 2,989,957	$ 14,288,422
Manson Creek Resources Ltd.	271,219	8,963	36,615
		$ 2,998,920	$ 14,325,037

Significantly influenced investments carried at equity value:

September 30, 2005
Investment	Number of Shares	Fair Value	Equity Value (Carrying Value)
Tyler Resources Inc.	14,146,952	$ 19,664,000	$ 3,009,757
Northern Abitibi Mining Corp.	7,995,426	640,000	130,343
Manson Creek Resources Ltd.	5,899,048	855,000	200,534
		$ 21,159,000	$ 3,340,634

Portfolio investment carried at cost:

September 30, 2005
Investment	Number of Shares	Fair Value	Cost (Carrying Value)
Golden Band Resources Inc.	393,397	$ 126,000	$ 69,030

Fair values were calculated using the closing price at March 31, 2006, or September 30, 2005 as the case may be, as reported by the principal securities exchange on which the issue was traded.   Refer to note 8 regarding subsequent sales and distributions of substantially all of the investments held at March 31, 2006.

CDG INVESTMENTS INC.

NOTES TO THE INTERIM FINANCIAL STATEMENTS

March 31, 2006

 (Unaudited – prepared by management)

3.

Capital Stock and Contributed Surplus

Issued:

	Number of Shares	Capital Stock	Contributed Surplus
Balance, September 30, 2005	34,753,172	$43,119,885	$ 476,594
Capital Stock Cancelled	(67,408)	(83,600)	83,600
Issued upon exercise of warrants	4,999,091	839,891	(240,000)
Issued upon exercise of options	750,000	82,500	-
Balance, March 31, 2006	40,434,855	$43,958,676	$320,194

During the six months ended March 31, 2006, the Company cancelled 67,408 common shares for no consideration.  These shares related to a previous reorganization when the Company acquired all of the shares of Waddy Lake Resources Inc. and issued the Company’s shares to the Waddy Lake shareholders as consideration.  Certain Waddy Lake shareholders had not exchanged their Waddy Lake shares for 67,408 of the Company’s shares, therefore these shares were set aside.  Pursuant to the Arrangement Agreement, these shares could be cancelled if the Waddy Lake shares were not exchanged within ten years.  The ten year period expired and the shares were cancelled.

All of the warrants that had been outstanding at September 30, 2005 that related to the fiscal 2005 conversion of debentures, were exercised at $0.12 per share for total cash consideration of $599,891 during the six months ended March 31, 2006.  The $240,000 value of the warrants that was determined on the debenture conversion date, plus the cash consideration of $599,891 is reflected as an increase to capital stock.

Stock options and warrants:

Warrants

Details of share purchase warrants outstanding at September 30, 2005 and March 31, 2006 as well as share purchase warrant transactions during the six months ended March 31, 2006 are summarized below:

Exercise Price	$0.65	$0.12	$0.12
Expiry	March 14, 2006	December 16, 2006	December 21, 2006
	Number of shares	Number of shares	Number of shares
Balance outstanding September 30, 2005	3,000,000	4,990,000	9,091
Exercised	-	(4,990,000)	(9,091)
Additional shares issuable upon exercise of warrants	330,000	-	-
Warrants expired March 14, 2006	(3,330,000)	-	-
Balance March 31, 2006	-	-	-

Options

The Company has an option plan, in which up to 10% of the issued and outstanding common shares are reserved for issuance.  Under the plan, the options that have been granted expire at the earlier of five years from the grant date, the date at which the Directors determine, or 60 days from the date from which the optionee ceases to be a director, officer, employee or consultant.  Options are granted at the fair value of the shares around the grant date or a greater amount determined by the Directors.

The following stock option transactions occurred during the six months ended March 31, 2006:

	Number of Shares	Average Exercise Price
Balance September 30, 2005	1,475,000	$0.14
Exercised	(750,000)	$0.11
Balance March 31, 2006	725,000	$0.17

The following summarizes options outstanding at March 31, 2006, all of which vested immediately upon granting:

Expiry	Number of Shares		Exercise Price
June 4, 2007	525,000	*	$0.11
February 27, 2008	200,000		$0.33
Balance March 31, 2006	725,000

*  Subsequent to period end options to acquire 525,000 common shares at $0.11 per share were exercised.

CDG INVESTMENTS INC.

NOTES TO THE INTERIM FINANCIAL STATEMENTS

March 31, 2006

 (Unaudited – prepared by management)

4.

Related Party Transactions

During the six months ended March 31, 2006 the Company charged $55,000, (2005 - $49,000), to companies related by virtue of certain common officers and/or directors for their share of common administrative and secretarial costs.  Related party receivables relate primarily to any unpaid portions at the respective period-ends plus goods and services taxes thereon.  During the six months ended March 31, 2006, the Company was billed $5,300, (2005 - $6,000), for its share of base office lease costs and $10,000, (2005 - $8,000), for its share of lease operating and administrative costs by a company related by virtue of a common officer.  Billings for the consulting services provided by certain officers’ and directors’ controlled companies aggregated $21,000 during the six months ended March 31, 2006, (2005 - $23,000).  The related party payables at the respective period ends related to unpaid consulting charges.   These related party transactions were in the normal course of business and were measured at the exchange amount, being the amount of consideration established and agreed to by the related parties.

5.

Commitments

Pursuant to a sublease agreement with a company related by virtue of a common officer, the Company is committed to pay its share of lease operating costs and base lease expense.  The committed base lease costs for the fiscal years ended September 30 are $5,300 during the remainder of 2006 and $2,700 in 2007, the final year of the lease.  The Company is also committed to pay its share of lease operating costs that vary from year to year, and are expected to aggregate approximately $5,000 during the remainder of fiscal 2006.

6.

Dividends

During the six months ended March 31, 2006, the Company distributed 5,204,329 of its shares in Manson Creek, and 7,286,300 of its shares in Northern Abitibi by way of a dividend.  Since the share dividend represented a spin-off or restructuring, it was valued at the carrying value of the Manson Creek and Northern Abitibi investments on November 30, 2005, the distribution date.  In addition to this share dividend valued at $289,205, the Company paid a cash dividend of $0.01 per share for a total cash dividend of $404,351.  The cash and share dividends were payable to shareholders of record on November 16, 2005.  Costs aggregating $109,465 that related to the dividend distribution are included in general and administrative expenses in the statement of operations for the six month period ended March 31, 2006.

7.

Earnings per Share

The following adjustments were made in arriving at diluted weighted average number of common shares for the periods ended

March 31:

	Three months ended March 31 2006	Three months ended March 31 2005	Six months ended March 31 2006	Six months ended March 31 2005
Basic weighted average number of common shares	40,434,855	34,655,180	39,215,500	31,910,181
Effect of dilutive securities:
Stock options	-	1,183,333	266,929	591,667
Warrants	-	3,181,240	635,754	1,590,620
Diluted weighted average number of common shares	40,434,855	39,019,753	40,118,183	34,092,468

The dilutive effect of stock options and warrants was calculated using the treasury stock method.  This method calculates the number of incremental shares by assuming the outstanding in-the-money stock options and warrants are exercised, and then reduced by the number of shares assumed to be repurchased from the issuance proceeds, using the average market price of the Company’s common shares for the period.  Warrants exercisable at $0.65 per share and options exercisable at $0.33 per share were excluded from the calculation of diluted earnings per share for all periods disclosed above as the exercise prices were greater than the average price of the Company’s shares during these periods.  During the three months ended March 31, 2006 and the three months ended December 31, 2004, the Company experienced a loss therefore no dilution resulted in the respective periods.

CDG INVESTMENTS INC.

NOTES TO THE INTERIM FINANCIAL STATEMENTS

March 31, 2006

(Unaudited – prepared by management)

8.

Subsequent Events

a)

Return of Capital Distribution

Subsequent to period end the Company received shareholder approval, at the Annual and Special Meeting of Shareholders, for the reorganization of its business. The reorganization includes the pro rata distribution of its common shares of Tyler Resources Inc., (Tyler), to the shareholders of the Company as well as a distribution of cash in excess of that required to be retained for the purpose of paying outstanding liabilities, financing future business opportunities and paying future operational costs.

The Company distributed one share of Tyler for each three CDG common shares owned by shareholders of the Company, (13,652,898      shares of Tyler in aggregate with a value of $11,604,963), together with $0.07 cash per share, ($2,867,190 in aggregate), to shareholders of record as at April 28, 2006.  This represents the completion of distributions to shareholders that were designed to assist them in realizing the increased value of the Company’s assets.  Pursuant to a Canada Revenue Agency ruling, the distribution will be characterized as a return of capital to the extent that the value of the Tyler shares and cash received does not exceed the paid up capital of the CDG shares owned by the Company’s shareholders.

The distribution of the Tyler shares is accounted for at the carrying value of the investment on the distribution date, which is the fair value on the Company’s books at that time.  The post period-end financial statements will reflect a change in unrealized appreciation of investments of $10,904,569, reducing net income, and a realized gain of $8,720,106, increasing net income, as well as a reduction of capital of $14,472,153, a reduction of cash of $2,867,190, and a reduction in investment in Tyler of $13,789,426.

b)

Sale of investments

Subsequent to period-end the Company sold 400,000 Tyler shares that were not eligible for the distribution discussed above, for proceeds of $351,145 and sold all of their remaining investment in Manson Creek, comprised of 271,219 shares, for proceeds of $35,870.

c)

Sale of Royalty

When the Company was changing its business to that of an Investment Company, it sold the Jolu Mill in 2003 and retained a royalty that would be payable if the purchaser should commence to process ore at this location.  Pursuant to the sale agreement, the purchaser agreed to pay the Company $10 per tonne of ore processed through the Jolu Mill, to a maximum of $400,000.  To date the purchaser has not processed ore at the mill and it is uncertain when and if it will.  Subsequent to period end the purchaser agreed to acquire the royalty from the Company for proceeds of $130,000 and this amount has been received in full.

9.

Comparative amounts

Certain comparative amounts have been reclassified to conform to the financial statement presentation adopted in the current period.

CDG INVESTMENTS INC.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED MARCH 31, 2006

The information included in this document should be read in conjunction with the unaudited financial statements for the six months ended March 31, 2006 and related notes thereto.  The financial information in this Management Discussion and Analysis, (MD&A), is derived from the Company’s financial statements prepared in accordance with Canadian Generally Accepted Accounting Principles.  The effective date of this MD&A is May 19, 2006.  All dollar amounts are in Canadian Dollars unless otherwise stated.

1)

Principal Business of the Company

In recent years, the Company’s business has consisted of holding investments in primarily mineral exploration companies.  Management determined that shareholders of the Company would better realize the fair value of the Company’s assets through their distribution to the shareholders.  As a result, during November, 2005, the Company distributed substantially all of its investments in Northern Abitibi Mining Corp., (Northern Abitibi), and Manson Creek Resources Ltd., (Manson Creek), to shareholders by way of a dividend in kind.  In addition, a cash dividend aggregating $404,000 was paid.

In April, 2006, the Company received shareholder approval to distribute substantially all of the Company’s investment in Tyler Resources Inc., (Tyler), to Company shareholders along with cash that would not be required to pay outstanding liabilities, finance future business opportunities and pay future operational costs.

In May, 2006, the Company completed the distribution of 13,652,898 Tyler shares with a distribution date value of $11,604,963 and $2,867,190 cash, collectively characterized as a return of capital.

At March 31, 2006, it had a significant holding in Tyler, (15.7%), and a minor holding in Manson Creek, (1%).   The investment in Manson Creek was sold subsequent to period end.  Subsequent to March 31, 2006, the Company sold 400,000 of its shares in Tyler that were not eligible for the distribution described above.  Significantly all of the remaining Tyler shares were distributed to Company shareholders and the remaining 94,054 Tyler shares that resulted from rounding down to the nearest whole Tyler share when calculating the distribution amounts, will be sold by the Company as expeditiously as possible.

Management has evaluated numerous possible business acquisitions with which the Company can move forward and is continuing to do so.

2)

Operating Results

Six month comparative

The Company had net earnings of $11,170,757 in the six months ended March 31, 2006, ($1,267,902 during the six months ended March 31, 2005).  The more significant categories are as follows:

	Six months ended March 31,
	2006	2005
Change in unrealized appreciation of investments	$ 11,326,116	$ -	a
Gain on disposal of investments	112,735	1,295,451	b
Interest income	54,150	7,236	c
General and administrative expenses	(295,444)	(196,737)	d
Equity in loss of investees	(26,800)	(396,546)	e
Gain on dilution of equity investments	-	570,806	f
Debenture interest	-	(12,308)	g
Net earnings	$ 11,170,757	$ 1,267,902

a.

Change in unrealized appreciation of investments

The current period’s income item resulted from the Company adopting the fair value method of accounting for its investments during the six months ended March 31, 2006.   Prior thereto, the Company did not meet the requirements set out in the Accounting Guideline AcG -18 and hence recorded its investments at cost or equity depending upon whether the Company exercised significant influence over its investee’s operations.  The appreciation is comprised of increments to the fair value of investments as follows:

Tyler Resources Inc.	$ 11,298,465
Manson Creek Resources Ltd.	27,651
$ 11,326,116

CDG INVESTMENTS INC.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED MARCH 31, 2006

b.

 Gain on Disposal of Investments

The realized gain on disposal of investments for the applicable periods is comprised of the following:

Six months ended	March 31, 2006		March 31, 2005
Investment	Number of Shares	Gain	Number of Shares	Gain
Golden Band Resources Inc.	393,397	$ 46,341	3,010,500	$ 479,366
Manson Creek Resources Ltd.	5,627,829	40,171	500,000	92,385
Northern Abitibi Mining Corp.	7,995,426	26,223	-	-
Tyler Resources Inc.	-	-	410,000	633,038
Aloak Corp.	-	-	4,200,000	43,645
RSX Energy Inc.	-	-	90,000	47,017
Total		$ 112,735		$ 1,295,451

c.

    Interest Income

The large increase in interest income relates to significantly higher average cash balances during the current period.

d.       General and Administrative expenses

The Company incurred approximately $109,000 of costs directly related to the distribution of Manson Creek and Northern Abitibi shares and the cash dividend to shareholders during the current period.  This was the single biggest contributor to the $98,000 increase in general and administrative expenses.   The prior period general and administrative costs included $64,000 of stock option compensation expense associated with the granting of stock options.  The current period reporting to shareholder costs increased $28,000 over the previous period primarily due to the timing of their incurrence.  In the prior year, the annuals and proxy circulars were completed at a later date and hence significant costs were not incurred until the third quarter of fiscal 2005.  Other expenses increased from the prior period due to the administrative requirements associated with the various distributions in the year.

e.         Equity in Loss of Investees

Until the Company relinquished its significant influence over the operating decisions of the following investees, the Company recorded its share of loss of equity investees and reduced the carrying value of the investment in an equal amount.  The equity in loss of investees is comprised of the Company’s share of the losses of Manson Creek, Northern Abitibi and Tyler Resources as follows:

Six months Ended:	March 31, 2006	March 31, 2005
Manson Creek Resources Ltd.	$ (5,300)	$(215,014)	i
Northern Abitibi Mining Corp.	(1,700)	(4,722)	ii
Tyler Resources Inc.	(19,800)	(176,810)	iii
Total	$ (26,800)	$(396,546)

i.

Manson Creek wrote-off properties in the prior period, (the Company’s share - $164,000), while there were no such write-offs during 2006.  Effective November 30, 2005, the Company ceased to account for Manson Creek on the equity basis.

ii.

Effective November 30, 2005, the Company ceased to account for its investment in Northern Abitibi on the equity basis.

iii.

Effective November 18, 2005, the Company ceased to account for its investment in Tyler on the equity basis.

f.       Gain on Dilution of Equity Investments

The gain on dilution of equity investments in the prior period pertained to the Company’s investments in Tyler Resources Inc., Manson Creek Resources Inc., and Northern Abitibi Mining Corp. The Company’s interests in these companies were diluted when the investees issued capital stock to outsiders during the period. The Company’s share of the additional assets introduced to the investee companies exceeded the cost of the Company’s interest surrendered, therefore a gain was recognized.

g.      Debenture Interest

Debentures were converted into common shares during the period ended December 31, 2004 hence there was no interest expense during the six months ended March 31, 2006.

Although the Company has significant income in the current period, there is no future or current tax provision.  The Company is able to utilize previously unrecognized tax assets pertaining to losses and other tax pools available to the Company.

CDG INVESTMENTS INC.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED MARCH 31, 2006

Three month comparative

The Company had a net loss of $90,387 in the three months ended March 31, 2006, ($1,310,429 Earnings during the three months ended March 31, 2005).  The more significant categories are as follows:

	Three months ended March 31,
	2006	2005
Change in unrealized appreciation of investments	$ (21,060)	$ -	a
Gain on disposal of investments	26,853	1,128,258	b
Interest income	31,883	6,189	c
General and administrative expenses	(128,063)	(137,383)	d
Equity in loss of investees	-	(175,143)	e
Gain on dilution of equity investments	-	488,508	f
Net earnings (loss)	$ (90,387)	$ 1,310,429

a.

Change in unrealized appreciation of investments

The current period’s loss item resulted from the Company adopting the fair value method of accounting for its investments during the six months ended March 31, 2006.   Prior thereto, the Company did not meet the requirements set out in the Accounting Guideline AcG -18 and hence recorded its investments at cost or equity depending upon whether the Company exercised significant influence over its investee’s operations.  The change is comprised of reductions in the fair value of investments as follows:

Golden Band Resources Inc.	$ (15,085)
Manson Creek Resources Ltd.	(5,975)
$ (21,060)

The change is in part due to the sale of investments and in part due to a change in the period-end price of the investments.

b.

Gain on Disposal of Investments

The realized gain on disposal of investments for the applicable periods is comprised of the following:

Three months ended	March 31, 2006		March 31, 2005
Investment	Number of Shares	Gain	Number of Shares	Gain
Golden Band Resources Inc.	193,397	$ 15,085	2,221,000	$ 359,190
Manson Creek Resources Ltd.	115,500	11,768	500,000	92,385
Tyler Resources Inc.	-	-	410,000	633,038
Aloak Corp.	-	-	4,200,000	43,645
Total		$ 26,853		$ 1,128,258

c.        Interest Income

The large increase in interest income relates to the significantly higher average cash balances during the current period.

d.       General and Administrative expenses

During the current period the Company incurred approximately $22,000 of costs directly relating to the distribution of Manson Creek, Northern Abitibi and Tyler shares, ($Nil – 2005).  Reporting to shareholder costs increased $28,000 over the previous period primarily due to the timing of their incurrence.  In the prior year, the annuals and proxy circulars were completed at a later date and hence significant costs were not incurred until the third quarter of fiscal 2005. The prior period general and administrative costs included $64,000 of stock option compensation expense associated with the granting of stock options.  There was no comparable amount for 2006 as no options were granted in the current period.

CDG INVESTMENTS INC.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED MARCH 31, 2006

e.         Equity in Loss of Investees

Until the Company relinquished its significant influence over the operating decisions of the following investees, the Company recorded its share of loss of equity investees and reduced the carrying value of the investment in an equal amount.  The equity in loss of investees is comprised of the Company’s share of the losses of Manson Creek, Northern Abitibi and Tyler Resources as follows:

Three months Ended:	March 31, 2006	March 31, 2005
Manson Creek Resources Ltd.	$ -	$(13,949)
Northern Abitibi Mining Corp.	-	(4,722)
Tyler Resources Inc.	-	(156,472)
Total	$ -	$(175,143)

Effective November 30, 2005, the Company ceased to account for its investments in Manson Creek and Northern Abitibi on the equity basis.  Effective November 18, 2005, the Company ceased to account for its investment in Tyler on the equity basis.

f.       Gain on Dilution of Equity Investments

The gain on dilution of equity investments in the prior period pertained to the Company’s investments in Tyler Resources Inc., Manson Creek Resources Ltd., and Northern Abitibi Mining Corp. The Company’s interests in these companies were diluted when the investees issued capital stock to outsiders during the period. The Company’s share of the additional assets introduced to the investee companies exceeded the cost of the Company’s interest surrendered, therefore a gain was recognized.

3)

  Selected Annual Financial Information

The following selected financial data has been extracted from the audited financial statements, prepared in accordance with Canadian Generally Accepted Accounting Principals, for the fiscal years indicated and should be read in conjunction with those audited financial statements.

For the years ended or as at September 30,	2005	2004	2003
Financial Results
Gain on sale of investments	$ 2,583,434	$ 370,669	$ -
Interest revenue	$ 30,690	$ 7,612	$ 7,690
Net Earnings (Loss)	$ 3,693,390	$ 870,364	$ (804,667)
Basic earnings (loss) per share	$ 0.11	$ 0.03	$(0.03)
Diluted earnings (loss) per share	$ 0.10	$ 0.03	$(0.03)
Financial Position
Working capital	$ 3,497,909	$ 158,699	$ 77,761
Total assets	$ 7,219,896	$ 3,218,828	$ 3,587,293
Share Capital	$ 43,119,885	$ 42,644,074	$ 42,644,074
Equity component of convertible debentures	$ -	$ 72,000	$ 72,000
Contributed Surplus	$ 476,594	$ 172,594	$ 172,594
Deficit	$ (36,688,906)	$ (40,382,296)	$(41,252,660)

The sale of investments commencing in 2004, was the single largest contributor to the variance in earnings, assets and working capital among the years.  The Company experienced significant appreciation in its investment portfolios and began to realize this appreciation through sales in the market.

CDG INVESTMENTS INC.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED MARCH 31, 2006

4)

Selected Quarterly Information

The following selected financial data has been extracted from the unaudited interim financial statements, prepared in accordance with Canadian Generally Accepted Accounting Principals, for the fiscal periods indicated and should be read in conjunction with those unaudited financial statements.

Three months ended:	Mar. 31 2006	Dec31 2005	Sept.30 2005	June 30 2005	Mar.31 2005	Dec.31 2004	Sept.30 2004	Jun.30 2004
Interest income(note)	$ 31,883	$ 22,266	$ 16,493	$ 6,961	$ 6,189	$ 1,047	$ 797	$ 1,118
Change in unrealized appreciation of investments	(21,060)	11,347,176	-	-	-	-	-	-
Gain on disposal of investments	26,853	85,882	1,259,019	28,964	1,128,258	167,193	38,891	-
Net earnings (loss) before the undernoted	(90,387)	11,261,144	1,021,370	(228,887)	821,921	(124,825)	(130,344)	(771,917)
Gain on dilution of equity investments	-	-	53,472	1,379,533	488,508	82,298	-	-
Mineral exploration business items	-	-	-	200,000	-	-	(1,859)	1,353,525
Net Earnings (Loss)	(90,387)	11,261,144	1,074,842	1,350,646	1,310,429	(42,527)	(132,203)	581,608
Basic Earnings (Loss) per share	0.00	$0.30	$0.03	$0.04	$0.04	$ 0.00	$ 0.00	$ 0.02
Diluted Earnings (Loss) per share	0.00	$0.29	$0.03	$0.04	$0.03	$ 0.00	$ 0.00	$ 0.02

Note:  In interim financial statements for periods previous to the quarter ended June 30, 2005, interest and other income had been aggregated. The “other income” was comprised of cost recoveries that have been reclassified as a reduction of expenses during the current year.  The above table reflects the reclassification of this “other income” for all periods in keeping with the newly adopted presentation.

The Company was formerly in the business of mineral exploration.  It converted to an Investment Company through a process of liquidating its mineral exploration assets in exchange for shares in mineral exploration companies. This liquidation process occurred over time and was completed by September 30, 2004.  Gains, losses and expenses relating to the mineral assets that were sold are disclosed separately above as “mineral exploration business” to assist in comparisons.

The investment-related income and loss items can vary significantly.  Factors such as the number of investments sold, proceeds received, whether there were investment write-downs, the amount of the Company’s share of losses of equity-accounted companies, (can vary significantly if mineral properties are written down in a period), and dilution gains or losses on investments all can result in dramatic changes in the financial results and balance sheet position reported by the Company over the periods under review above.  Further, during the six months ended March 31, 2006, the Company became eligible to use fair value accounting for its investments.  This resulted in a significant unrealized gain on investments being included in earnings for the period ended December 31, 2005 and a smaller related loss item in the quarter ended March 31, 2006.  Investors should review the management discussion and analysis for the periods above for further details, all of which can be accessed at www.sedar.com.

5)

Liquidity and Capital Resources

The Company’s working capital position at March 31, 2006 was $3,742,000, (September 30, 2005 - $3,498,000).

The sale of investments contributed $207,000 cash to the Company.  The investments sold during the six months ended March 31, 2006 are summarized under 2) Operating Results above. Cash operating expenses exceeded interest income by $213,000 in the current six month period.  During the six months ended March 31, 2006,  4,999,091 warrants were exercised for cash proceeds of $600,000.  Further, 750,000 stock options were exercised for net proceeds of $82,000.  The Company expended $404,000 on cash dividends paid on November 30, 2005.

CDG INVESTMENTS INC.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED MARCH 31, 2006

6)

Related Party Transactions

The following non-arm’s length transactions, (amounts rounded to nearest $1,000), occurred during the six months ended March 31, 2006:

Administrative

i)  The Company paid or accrued $15,300 to a corporation related by virtue of a common officer for rent of shared office space, lease operating and miscellaneous costs, (2005 - $14,000).

ii)  The Company paid or accrued $21,000 for consulting fees charged by officers’ and directors’ companies on an hourly or per diem basis for administrative services provided, (2005 - $23,000).

iii) The Company received or accrued from corporations related by virtue of certain common officers and directors $55,000 for allocated office and secretarial expenses, (2005 - $49,000).

The purpose of related company office and rent charges is to realize certain economies associated with sharing office space and administrative services.  Related party transactions were in the normal course of operations and were measured at the “exchange amount,” which is the amount of consideration established and agreed to by the related parties.

7)

Contractual Obligations

The Company is party to a sublease agreement for office space whereby it is committed to pay the base lease costs over the term of the lease as well as its share of lease operating costs.  The committed base lease costs for the fiscal years ended September 30 are $5,300 for the remainder of 2006 and $2,700 in 2007 the final year of the lease.  Lease operating costs are expected to aggregate approximately $5,000 for the remainder of fiscal 2006.

8)

Capital Stock and Contributed Surplus

a)    Issued

Refer to note 3 to the financial statements.  From March 31, 2006 to May 19, 2006, 525,000 common shares were issued for total consideration of $57,750, pursuant to the exercise of options at $0.11 per share.

b)

Stock options and warrants

Warrants

There were no warrants outstanding at March 31, 2006 and none have been issued since then.

Options

No options have been granted and none have expired during the period from March 31, 2006 to May 19, 2006.  Options to acquire 525,000 common shares at $0.11 per share were exercised during this subsequent period.  Options to acquire 200,000 common shares at $0.33 per share, expiring February 2, 2008 are outstanding on May 19, 2006.

9)

Directors and Officers

Robert Ingram, Chief Executive Officer/President and Director             Calvin Fairburn, Director

Gregory Smith, Chief Financial Officer and Director                               Barbara O’Neill, Corporate Secretary

Kerry Brown, Director and Chairman of the Board

Messrs. Brown, Fairburn and Ingram are members of the Audit Committee.

10)

Management Remuneration

Mr. Devonshire was Chief Executive Officer/President during the six months ended March 31, 2006, but was replaced by Mr. Ingram effective May 19, 2006 at which time Mr. Devonshire was paid $13,289 in severance.  Mr. Devonshire billed the Company through his majority-owned company for hours worked during his tenure.  His rate and aggregate billings for the six months ended March 31, 2006 were as follows:

Officer and position	Rate	Billing for the six months ended March 31, 2006
Mr. Devonshire, Chief Executive Officer/President	$105 per hour	$ 21,000

Ms. O’Neill is a salaried employee of the Company.  Her salary for the six months ended March 31, 2006 was $32,500.  The amount of her salary that pertained to work performed on behalf of related companies was billed to those companies.  The total portion of Ms. O’Neill’s salary billed to related companies was $21,800.

CDG INVESTMENTS INC.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED MARCH 31, 2006

10)

Management Remuneration (Continued)

Directors are remunerated in cash for attendance at meetings of the board of directors or audit committee, ($500 for each meeting attended in person; $300 for each meeting attended by telephone).  Further they receive stock options in recognition of their service.  No stock options were granted to directors during the six months ended March 31, 2006.  During the six months ended March 31, 2006 Messrs. Fairburn, Smith, Fry, Brown and Ingram each received $1,300 for attendance at meetings.

11)

New Accounting Policies

Currently adopted

During the six months ended March 31, 2006, the Company became eligible to account for investments at fair value in accordance with Accounting Guideline, AcG-18. See note 1 to the financial statements.

Prospective

Financial Instruments

Section 3855 of the CICA Handbook prescribes when to recognize a financial instrument on the balance sheet and at what value.  It also describes how to present financial instrument gains and losses. This pronouncement, will effectively harmonize Canadian GAAP with the US GAAP treatment that is prescribed in FAS 115.

The new Canadian rules will become effective for the Company’s 2007 fiscal year, however earlier adoption is permitted. Since the Company is currently contemplating a change in business and will have disposed of its remaining investments, it is uncertain whether this section will apply to the Company in fiscal 2007.

Comprehensive Income

Section 1530 of the CICA Handbook addresses the disclosure of changes in equity of an enterprise during a period resulting from transactions and other events and circumstances from non-owner sources.  This pronouncement, will effectively harmonize Canadian GAAP with the US GAAP treatment that is prescribed in FAS 130.

The new Canadian rules will become effective for the Company’s 2007 fiscal year, however earlier adoption is permitted.  See above, “financial instruments.”

12)

Critical Accounting Estimates

The Company uses the Black-Scholes Option Pricing Model in estimating the fair value of options granted during the period.  Option pricing models require the input of highly subjective assumptions including the expected price volatility.  Changes in the input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options granted and vested during the period.

With the adoption of AcG-18 the Company has commenced to record its investments at fair value.  In accordance with AcG - 18, fair value is defined as, “the amount of consideration that would be agreed upon in an arm’s length transaction between knowledgeable, willing parties who are under no compulsion to act.”  From a practical perspective, the Company has utilized the closing price of the investees’ shares, as reported by the principal securities exchange on which the investee is traded, at or near the period end to calculate fair value.  The ultimate amount realized on the sale of these investments will, in all likelihood, differ from these fair values due to the volatility of the markets and volumes traded.

13)

Outlook

As the Company has disposed of substantially all of its investments, management is actively reviewing possible business acquisitions in other business areas.  Although several have been reviewed to date, none have been judged to be suitable at this point.  As a result, management is continuing to review possibilities.

CDG INVESTMENTS INC.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED MARCH 31, 2006

14)

Risk Factors

An investment in the Company’s securities is considered speculative.  There is a risk that the Company will be unable to find a suitable new business subsequent to the disposal of and distribution of its remaining investments representing its most significant assets.

15)

Cautionary Statements

Statements and/or financial forecasts that are unaudited and not historical are to be regarded as forward-looking statements that are subject to risks and uncertainties that can cause actual results to differ materially from those anticipated.  Such risks and uncertainties include risks related to the Company’s business including, but not limited to:  general market and economic conditions, limited operating history, continued industry and public acceptance, regulatory compliance, potential liability claims, additional capital requirements and uncertainty of obtaining additional financing and dependence on key personnel.

       16)   Disclosure Controls and Procedures

Management, including the Company’s Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness and operation of the Company’s disclosure controls and procedures. The Chief Executive Officer and Chief Financial Officer concluded that, as of March 31, 2006, the disclosure controls and procedures were effective, in all material respects, to ensure that information required to be disclosed in the reports the Company files and submits under the Exchange Act is recorded, processed, summarized and reported as and when required. The Company’s Chief Executive Officer and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Company’s management, including its Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

17)   Other

Additional information relating to the Company may be found on SEDAR at www.sedar.com.